UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras releases teaser of E&P assets in Campos Basin

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Rio de Janeiro, November 16, 2020 - Petróleo Brasileiro S.A. – Petrobras informs that it has started the opportunity disclosure stage (teaser), referring to the sale of 50% of its stakes in the concessions of Marlim, Voador, Marlim Leste and Marlim Sul, together called the Marlim Cluster, located in deep waters in the Campos Basin. Petrobras will remain the operator of the fields.

The teaser, which includes key information about the opportunity, as well as the eligibility criteria for selection of potential participants, is available on the Petrobras website: https://www.investidorpetrobras.com.br/en/results-and-notices/teasers.

The main subsequent stages of the project will be reported to the market in due course.

This disclosure is in accordance with Petrobras' internal rules and with the provisions of the special procedure for assignment of rights to exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

About Marlim Cluster

The Marlim Cluster comprises 4 production concessions located in the Campos Basin. Petrobras is the operator of the fields with 100% stake.

The Marlim and Voador fields occupy an area of 339.3 km2 and are located in deep waters, with water depth ranging from 400 m to 1,050 m, at a distance of about 150 km from Macaé, on the northern coast of the state of Rio de Janeiro. Marlim and Voador share the production infrastructure and, between January and October 2020, produced an average of 68.9 thousand barrels of oil per day and 934 thousand m3/day of gas.

The Marlim Leste field is located east of the Marlim field, at a distance of about 107 km from Cabo de São Tomé, located in deep and ultra-deep waters, with water depth ranging from 780 m to 2,000 m. From January to October 2020, Marlim Leste produced an average of 38.5 thousand barrels of oil per day and 615 thousand m3/day of gas.

The Marlim Sul field is located south of the Marlim and Marlim Leste fields, at a distance of about 90 km from the northern coast of Rio de Janeiro, located in deep and ultra-deep waters, in water depth that vary from 800 m to 2,500 m and produced on average, from January to October 2020, about 109.6 thousand barrels of oil per day and 2,062 thousand m3/day of gas.

This material is being provided pursuant to Brazilian regulatory requirements, does not constitute an offering, under the U.S. securities laws, and is not a solicitation, invitation or offer to buy or sell any securities. The information on our website is not and shall not be deemed part of this report on Form 6-K.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer